EXHIBIT 99.1

For Immediate Release	Date: December 5, 2018
18-45-TR

Teck Announces Appointment of Dean Winsor as
Senior Vice President and CHRO

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Dean Winsor as Senior Vice President and Chief Human Resources Officer (CHRO).

Mr. Winsor brings to the role nearly 30 years of operations and corporate experience in the mining industry in the areas of human resources and procurement. He joined Teck in 1999 and most recently held the position of Vice President, Human Resources.

“Dean has extensive experience in building human resource and organizational capacity, and his leadership will be instrumental in continuing to attract, develop and engage the very best talent for our company,” said Don Lindsay, President and CEO.

Mr. Winsor holds a Master of Business Administration from Simon Fraser University and a Supply Chain Management Professional Designation from the Supply Chain Management Association.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com